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                                      FILING PURSUANT TO RULE 425 OF THE
                                      SECURITIES ACT OF 1933, AS AMENDED

                                      FILER: NORTHROP GRUMMAN CORPORATION

                                      SUBJECT COMPANY: TRW INC. (NO. 1-2384)

                                      FILING: REGISTRATION STATEMENT ON FORM S-4
                                      REGISTRATION NO. 333-83672)

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the SEC on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW capital stock for Northrop Grumman stock. These documents contain important information. TRW shareholders should read these documents and any amendments or supplements thereto before making any decision regarding the offer to exchange. Copies of such documents may be obtained without charge at the SEC's website at www.sec.gov or from D.F. King & Co., Inc. the information agent for the offer to exchange, at 800-755-7250.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies of TRW shareholders in connection with shareholder proposals relating to the 2002 Annual Meeting of TRW Shareholders and a Special Meeting of TRW Shareholders to be held on April 24, 2002 and April 22, 2002, respectively. Northrop Grumman has filed proxy materials for these shareholder meetings which contain information regarding such potential participants. Northrop Grumman's proxy materials contain important information and should be read by TRW shareholders. These proxy materials and any amendments thereto may be obtained at no charge at the SEC's website at www.sec.gov as they become available.

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Northrop Grumman
Remarks for TRW Annual Meeting
April 24, 2002
4/23/2002 10:04 PM

Let me begin by making clear our long-standing high regard for TRW, its management team and its employees. For years we have admired the tremendous technologies and capabilities produced by TRW's world-class operation. In fact, as we have publicly stated, Northrop Grumman has been talking with TRW's management team for several years about a possible business combination.

As you know, we made a proposal on February 21 to enter into discussions regarding the strategic combination of our two fine companies. Yet, so far, TRW has been unwilling to negotiate with us. As a result, we are here today to present TRW shareholders with three Northrop Grumman proposals. These proposals are designed to enable you--the owners of TRW--to express your wishes with regard to TRW's entering into negotiations with Northrop Grumman.

As I previously mentioned, we have a great deal of respect for TRW, and this is a primary reason we remain so interested in a combination of our

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businesses. Let me briefly highlight a few reasons why we think a combination makes such good strategic sense. Together, TRW and Northrop Grumman would create a third major player in the growing military space business, providing our country with enhanced competition and innovation in areas key to national defense. TRW would also add complementary capabilities in communications, electronics and information warfare, while broadening Northrop Grumman's information technology customer base. In fact, together we would create the nation's largest supplier of information technology services to the federal government. So, we think a combination of our two companies would be in the long-term interest of TRW shareholders as well as Northrop Grumman shareholders.

Let me remind everyone of Northrop Grumman's excellent acquisition track record. Since 1994, we have acquired and successfully integrated some 15 companies. Employees who have come to Northrop Grumman through acquisitions have thrived, and their businesses have grown through the strength created by the combination of related operations. Northrop Grumman has demonstrated its respect for unique cultures of the companies it acquires--a respect that we believe contributes to the ongoing success of the combined organization.

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Our offer is to acquire the outstanding shares of TRW in a tax free exchange.
Our plan, a variation of which TRW has lately adopted, we believe on a riskier basis, is to sell the automotive business or spin it to the shareholders on a tax advantaged basis. We will initially operate TRW's remaining businesses as a new separate sector within Northrop Grumman.

Should a combination of TRW and Northrop Grumman become a reality, TRW employees in the defense, IT and aerospace businesses would become part of our combined organization and, we believe the opportunities afforded to them by the combination would be tremendous. At the same time, we believe our plan offers those employees in TRW's strong automotive sector many benefits as well, by providing for a more rapid alignment with your industry. You will be a major, stand-alone automotive supplier--one that's able to compete and thrive on its own, and one that's positioned to create value for its shareholders.

As Northrop Grumman's business has grown, so have the investment returns for Northrop Grumman shareholders. Between 1999 and 2001, for example,

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Northrop Grumman's stock has nearly doubled, while an investment in TRW shares declined by 25 percent during that same period.

One way or another...with or without Northrop Grumman...TRW is about to undergo change. As a shareholder...and/or an employee...you are in a position to have a say in what that change will be.

Northrop Grumman seeks a negotiated transaction with TRW. However, this is not possible unless we are able to conduct an effective due diligence. So far, TRW has been unwilling to allow us to begin this necessary process and we were surprised by the nature of the standstill provisions suggested in their confidentiality agreement. Based on available data, we believe that our $53 offer in Northrop Grumman common stock represents full and fair value. We need to conduct due diligence. We are pleased that, in reaction to our proposal, TRW has decided to explore strategic alternatives. And we are hopeful that they will follow through on their commitment to you to allow due diligence to proceed. Once this process has taken place, we will reach a conclusion as to the true value of your company and, if our due diligence supports greater value, as we have said many times, we are willing to pay a higher price. But at the end of the process it isn't what we believe that

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counts. It is the shareholders who will have the final say. A negotiated transaction between TRW and Northrop Grumman will provide shareholders their best value and without their support, there will be no transaction.

Your company states that there is hidden value within TRW that we should recognize in our price. Show us that hidden value.

We look forward to the opportunity to quickly enter into substantive discussions that could lead to a negotiated transaction that would be in the best of interests of TRW shareholders. We have been requesting this since late February, and I repeat that request now to you, the shareholders.

We believe our plan offers a more certain outcome, greater value and far lower risk than the restructuring plan TRW's board has proposed. TRW's plan, in our view, offers no certain value, no clear timetable to completion and entails far more risk than our offer. Again, I urge TRW shareholders to examine our track record. We know how to acquire and integrate businesses to create shareholder value. Since we are offering stock, TRW shareholders will not only get the premium of our offer, but will also share in value created for Northrop Grumman shareholders.

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We are asking TRW shareholders to vote for three proposals:

     . The first proposal requests TRW's directors to provide Northrop Grumman with non-public information.

     . The second requests TRW's directors establish a committee of independent directors to evaluate our acquisition proposal and any other proposals received by the company.

     . The third proposal we are asking TRW shareholders to vote FOR is a proposal requesting TRW's directors to take all actions within their authority to provide TRW shareholders the opportunity to decide for themselves whether to exchange their TRW shares for Northrop Grumman common stock.

We urge TRW shareholders to vote FOR our three annual meeting proposals, which will pave the way for a negotiated transaction between the two companies.

On behalf of the Northrop Grumman board of directors and the senior management team, we appreciate your thoughtful consideration of our proposals. We sincerely hope to conclude a transaction beneficial to the

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shareholders of both companies in the near future and are appreciative of your support towards this end. Thank you.

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